Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 18, 2022

VIA EDGAR CORRESPONDENCE

Alberto Zapata
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund II (the “Trust”)
File Nos. 333-143964; 811-21944

Dear Mr. Zapata:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on December 7, 2021 (the “Registration Statement”). The Registration Statement relates to the First Trust Indxx Metaverse ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please provide an 80% test that includes a 50% revenue or asset requirement, or alternatively, confirm that the Index will only include Primary Companies (as defined in the Registration Statement).

Response to Comment 1

In accordance with the Staff’s comment, the Fund confirms that only companies that derive 50% of revenues from, or devote 50% of assets to, one of the Metaverse sub-themes (as described in the Registration Statement) will be included in the Index. Further, the Fund has a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in the common stocks and depositary receipts that comprise the Index.

Comment 2 – Principal Investment Strategies

Please confirm: (i) whether the Index is bespoke and exclusive to the Fund; and (ii) whether the Index Provider intends to communicate with the Fund’s investment advisor in connection with its “right to use qualitative judgment to include, exclude, adjust, or postpone the inclusion of a stock in the Index.”

Response to Comment 2

In accordance with the Staff’s comment, the Fund confirms that while the Fund is currently the only party utilizing the Index, it may be utilized by the Index Provider and/or third-parties for purposes unrelated to the Fund. The Fund further confirms that the Index Provider will not communicate with the Fund’s investment advisor with respect to alterations to the Index constituents and/or methodology prior to such information being made public.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren